File No. 812-_________

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

INFINITY Q DIVERSIFIED ALPHA FUND,
A SERIES OF TRUST FOR ADVISED PORTFOLIOS

INFINITY Q CAPITAL MANAGEMENT, LLC

Application for an Order
pursuant to Section 22(e)(3) of the Investment Company Act of 1940

Please send all communications to:

Christopher D. Menconi, Esq.
Ivan P. Harris, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 2004

Copies to:

Christopher E. Kashmerick, President
Trust for Advised Portfolios
2020 East Financial Way, Suite 100
Glendora, CA 91741

Alexander J. Willscher, Esq.
Frederick Wertheim, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Page 1 of 11 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on February 22, 2021

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

INFINITY Q DIVERSIFIED ALPHA FUND,
A SERIES OF TRUST FOR ADVISED PORTFOLIOS
c/o U.S. Bank Global Fund Services
P.O. Box 701
Milwaukee, Wisconsin 53201-0701

INFINITY Q CAPITAL MANAGEMENT, LLC
888 Seventh Avenue, Suite 3700
New York, NY 10106

File No. 812-_________
APPLICATION FOR AN ORDER PURSUANT TO SECTION 22(e)(3) OF THE INVESTMENT COMPANY ACT OF 1940
Infinity Q Diversified Alpha Fund (the “Fund”), a Series of Trust for Advised Portfolios (the “Trust”), and Infinity Q Capital Management LLC (“Infinity Q”), hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”), to suspend the right of redemption with respect to shares of the Fund. The Trust, on behalf of the Fund, and Infinity Q are referred to herein collectively as the “Applicants.” Applicants request that the suspension remain in place until the Fund completes the liquidation of its portfolio and distributes all its assets to current and former shareholders, as described in the conditions, or, if earlier, the Commission rescinds the order requested herein. Applicants further request that such order be made effective as of February 19, 2021, with the suspension of redemption requests to be effective as of February 19, 2021 and the postponement of payment of redemption proceeds to apply to redemption orders received but not yet paid as of February 22, 2021.

The Applicants represent the following:

I. Description of Applicants

The Trust is a Delaware statutory trust. The Trust is registered with the Commission under the 1940 Act as an open-end, management investment company. The Trust has 18 series, each series of shares having a different investment objective and different investment policies. The Fund is one of such series. The Fund is a diversified open-end investment company. Its investment objective is to seek to generate positive absolute returns. The Fund is generally intended to provide exposure to several strategies often referred to as “alternative” or “absolute return” strategies. Absolute return strategies seek to produce positive performance in both positive and negative environments for equities, fixed income, and credit markets. Utilizing a diversified portfolio of instruments, the Fund seeks exposure to the following strategies: Volatility, Equity Long/Short, Relative Value and Global Macro. Through exposure to these strategies, the Fund attempts to generate positive absolute returns over time. The Fund implements these strategies by investing globally (including in emerging markets) either directly in, or through total return swaps on, a broad range of instruments, including, but not limited to, equities, bonds (including but not limited to high-yield or “junk” bonds), currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options, including complex options such as barrier options, and swaps.

Infinity Q is the investment adviser of the Fund. Infinity Q is a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940. Infinity Q valued its assets under management as of January 31, 2021, at approximately $3.0 billion, of which approximately $1.8 billion was attributable to the Fund. The Fund is a “commodity pool” under the U.S. Commodity Exchange Act, and the Adviser is a "commodity pool operator" registered with and regulated by the Commodity Futures Trading Commission ("CFTC").

II. Relief Requested

Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund effective February 19, 2021 and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid as of February 22, 2021 for more than seven days after the tender of securities to the Fund, until the Fund completes the liquidation of its portfolio and distributes all its assets to current and former shareholders, as described in the conditions, or, if earlier, the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with its terms for more than seven days except for any period during which the New York Stock Exchange (“NYSE”) is closed other than customary week-end and holiday closing, or during trading on which the NYSE is restricted.

Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, only the Commission has the authority to suspend redemptions.

III. Justification for the Relief Requested

The circumstances leading to the request for relief arise from Infinity Q’s inability, as required under the Fund’s valuation procedures, to value certain Fund holdings and the Fund’s resulting inability to calculate net asset value (“NAV”). As disclosed in the Fund’s statement of additional information, in calculating the Fund’s NAV, any Fund holdings for which current and reliable market quotations are not readily available “are valued at their respective fair values as determined in good faith by [the] Adviser”1 under procedures approved and overseen by the Board of Trustees of the Trust (the “Board”). The Fund’s current portfolio includes swap instruments (the “Swaps”) for which Infinity Q calculates fair value using models provided by a third-party pricing vendor. As of February 18, 2021, the Fund’s reported NAV was derived using a valuation for these Swaps that resulted in the value of the Swaps constituting approximately 18% of the Fund’s reported NAV.
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1 Statement of Additional Information for the Fund, dated December 31, 2019, as filed with the Commission as part of the Trust’s registration statement on Form N-1A.

On February 18, 2021, based on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q’s Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.2

The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that in requesting an order by the Commission, the goal of the Board and Infinity Q is to ensure that the Fund’s current and former shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of Infinity Q’s inability to calculate a fair value for any of the Swaps and an accurate NAV for the Fund. The requested relief is intended to permit an orderly liquidation of the Fund’s portfolio and ensure that all of the shareholders are protected in the process.

IV. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)The Board, including a majority of the independent Trustees, will: (A) create a plan for the orderly liquidation of Fund assets (“Asset Liquidation Plan”) and will submit the Asset Liquidation Plan to the staff of the Division of Investment Management no later than March 1, 2021; and (B) create a plan for making appropriate payments to current and former Fund shareholders (the “Plan of Distribution”),

__________________
2 The Fund has been closed to new purchases since the close of business on December 31, 2020.

including those whose redemption orders have been received but not paid,3 and will submit the Plan of Distribution to the staff of the Division of Investment Management no later than 90 days following the date of the order.4 The Asset Liquidation Plan and the Plan of Distribution will be subject to the supervision of the Commission.

(2)The Trust, on behalf of the Fund, will engage an independent third party to assist in determining the fair value of the Swaps and any other Fund holdings for which current and reliable market quotations are not readily available, including re-evaluating the historical valuations of the Fund.

(3)Without the prior written approval of the Board or the Board’s designee (other than Infinity Q), Infinity Q and any of its associated persons shall not direct any transactions, access assets of the Fund or make or alter any valuations of the Fund’s portfolio.

(4)Pending distribution, the Fund (with the prior written approval of the Board or a designee of the Board other than Infinity Q) will invest proceeds of cash dispositions of portfolio holdings solely in U.S. government securities, cash equivalents, securities eligible for purchase by a registered money market fund with legal maturities not in excess of 90 days and, if the Board determines to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer. The Fund (with the prior written approval of the Board or a designee of the Board other than Infinity Q) may also invest cash in positions that offset existing portfolio positions or enter into other hedging transactions in connection with the orderly liquidation.

(5)The Fund will make liquidating cash distributions solely in accordance with the Plan of Distribution.

(6)The Fund and Infinity Q will make and keep true, accurate and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Asset Liquidation Plan, the Plan of Distribution (and distributions made pursuant thereto), the valuation and sale of Fund portfolio holdings, and communications with shareholders (including any complaints from shareholders and responses thereto).

(7)The Fund and Infinity Q will promptly make available to Commission staff all files, books, records and personnel, as requested, relating to the Fund.

(8)The Fund and Infinity Q will provide periodic reporting, no less frequently than weekly, to Commission staff regarding all activities carried out pursuant to the Asset Liquidation Plan and the Plan of Distribution.

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3    In developing the Plan of Distribution, the Board will assess the impact of errors in the calculation of the Fund’s net asset value with respect to current and former shareholders and consider the importance of maintaining regulated investment company status under subchapter M of the Internal Revenue Code of 1986, as amended.
4    For good cause shown, the Commission staff may extend any of the dates set forth in the order. Deadlines for procedural dates shall be counted in calendar days, except that if the last day falls on a weekend or federal holiday, the next business day shall be considered the last day.

(9)Infinity Q, its affiliates, and its and their associated persons, will not receive any fee for managing the Fund.

(10)The Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of current and former shareholders and the winding-down of its affairs.

(11)The Fund and Infinity Q will appropriately convey accurate and timely information to current and former shareholders of the Fund with regard to the status of the Fund and its liquidation (including posting such information on the Fund’s website), including, without limitation, information concerning the dates and amounts of distributions, press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

(12)The Fund shall consult with Commission staff prior to making any material amendments to the Asset Liquidation Plan and the Plan of Distribution.

(13)The Fund will comply with the requirements of Section 30 of the 1940 Act and the rules thereunder and will file a report containing a liquidation audit, i.e., audited financial statements dated as of or near the final distribution date, promptly following the Fund’s final liquidating distribution.

(14)The Fund and Infinity Q will comply with all provisions of the Federal securities laws.

(15)The relief granted pursuant to this Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or legal proceedings involving or against the Applicants.

V. Applicable Precedent

The Commission has granted relief under Section 22(e)(3) in other extraordinary situations.5

VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Christopher D. Menconi, Esq.
Ivan P. Harris, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

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5    See In re Third Avenue Trust and Third Avenue Management LLC, Rel. No. IC-31943 (Dec. 16, 2015) (notice and temporary order); In re The Reserve Fund, Rel. No. IC-28386 (Sept. 22. 2008) (temporary order) and Rel No. IC-28465 (Oct. 24, 2008) (notice).

Alexander J. Willscher, Esq.
Frederick Wertheim, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits B-1 and B-2.

VII. Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption and postpone the date of payment or satisfaction upon redemption for more than seven days. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 22(e) of the 1940 Act.

Dated: February 22, 2021

TRUST FOR ADVISED PORTFOLIOS,
ON BEHALF OF INFINITY Q DIVERSIFIED ALPHA FUND

By: /s/ Christopher E. Kashmerick
Name: Christopher E. Kashmerick
Title: President

INFINITY Q CAPITAL MANAGEMENT, LLC

By: /s/ Leonard A. Potter
Name: Leonard A. Potter
Title: Chairman

Exhibit A-1

TRUST FOR ADVISED PORTFOLIOS

I, Christopher E. Kashmerick, do hereby certify that I am the President of Trust for Advised Portfolios (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 22(e) of the Investment Company Act of 1940 to suspend the right of redemption; and be it further

RESOLVED, that the proper officers of the Trust, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this February 22, 2021.

By: /s/ Christopher E. Kashmerick
Name: Christopher E. Kashmerick
Title: President

1

Exhibit A-2

INFINITY Q CAPITAL MANAGEMENT, LLC

As Chairman of Infinity Q Capital Management, LLC (the “Company”), Leonard A. Potter is authorized to sign and file this document on behalf of the Company pursuant to approval by the manager member of the LLC.

By: /s/ Leonard A. Potter
Name: Leonard A. Potter
Title: Chairman

2

Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated February 22, 2021, for and on behalf of Trust for Advised Portfolios; (ii) that he is the President thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

TRUST FOR ADVISED PORTFOLIOS,
ON BEHALF OF INFINITY Q DIVERSIFIED ALPHA FUND

By: /s/ Christopher E. Kashmerick
Name: Christopher E. Kashmerick
Title: President

1

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated February 22, 2021, for and on behalf of Infinity Q Capital Management, LLC; (ii) that he is the Chairman thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INFINITY Q CAPITAL MANAGEMENT, LLC
By: /s/ Leonard A. Potter
Name: Leonard A. Potter
Title: Chairman

2